Exhibit 16

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

July 9, 2002

Dear Sir/Madam:

The representations made in this letter are based solely on discussions with, and representations from, the engagement partner and manager on the audits of the financial statements of this registrant for the two most recent fiscal years. Those individuals are no longer with Arthur Andersen LLP. We have read the five paragraphs of Item 4 included in the Form 8-K dated July 10, 2002 of The Corporate Executive Board Company to be filed with the Securities and Exchange Commission and have found no basis for disagreement with the statements contained therein.

Very truly yours,

/s/ Arthur Andersen LLP
ARTHUR ANDERSEN LLP

Cc:      Mr. Clay Whitson, Chief Financial Officer, The Corporate Executive Board Company